SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2024

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, County Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

 EXPLANATORY NOTE

On October 7, 2024, the Company issued a press release announcing positive pre-pivotal trial results for its next-generation continuous glucose monitor (CGM) technology. The press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	Trinity Biotech Announces Positive Pre-Pivotal Trial Results for its Next-Generation Continuous Glucose Monitor Technology.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Louise Tallon
Louise Tallon
Chief Financial Officer

Date:  October 7, 2024